UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549





                                 SCHEDULE  14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                            NetSalon  Corporation
                     (Exact  name  of  registrant  as
                    specified  in  its  corporate  charter)



                                000-26375
                         Commission  File  No.


                Delaware                           84-1472120
           (State of Incorporation)               (IRS Employer
                                                 Identification No.)


                           2235  West  1st  Street
                          Fort Myers, Florida 33901
                 (Address  of  principal  executive  offices)

                             (941)  791-3300
                     (Issuers  telephone  number)

                               NETSALON  CORPORATION
                              2235  West  1st  Street
                            Ford  Myers,  Florida  33901
                                 (941)  791-3300


                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

     This Information Statement is being mailed on or about March 10, 2003 to the holders of shares of common stock, par value $0.001 (the Common Stock) of NetSalon Corporation, a Delaware corporation (NetSalon or the Company), as of March 7, 2003. You are receiving this Information Statement in connection with the elections of persons designated by the current Board of Directors of the Company to a majority of the seats on the Board (the Board).

     On December 3, 2002, the Company entered into an Acquisition Agreement with Global Investments Fund Pty,Ltd., an Australian corporation ("GIF") which results in a restructuring of the Companys management, Board of Directors, and ownership.

     In accordance with the Agreement, NetSalon agreed to issue 88,060,768 shares of its common stock (the Shares) to GIF or its assignees. Subsequent to the issuance, the Shares represent approximately 88% of NetSalons outstanding common stock. As part of the agreement, GIF was granted the right to appoint the following five members to NetSalons Board of Directors:

                          Michael  Roux
                          Peter  Hayes
                          Charles  Wantrup
                          Roger  May
                          David  Lockwood

     In addition, Lance Perry was reappointed as NetSalons Chief Executive Officer.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company

     As of March 7, 2003, there were 97,500,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The following table sets forth certain information known to the Company regarding the beneficial ownership of each class of the Company's voting securities as of February 17, 2003, by (a) each beneficial owner of more than 5% of the Company's Common Stock, (b) the executive officers of the Company; (c) each director of the Company and (d) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.



Title of           Name and Address                        Amount and Nature  Percent of
Class              of Beneficial Owner                     of Beneficial      Class2
                   Ownership

                   Global Investments Fund Pty Ltd.1
Common             341 Queen Street
Stock              Melbourne 3000, Australia                      46,610,768        46.7%

                   Roger May1
Common             341 Queen Street
Stock              Melbourne 3000, Australia                      77,860,768        78.1%

                   International Investment Services1
Common             c/o Pridie Brewster & Co
Stock              Guillford, Surry, United Kingdom               30,000,000        30.1%

                   Michael Roux
                   c/o Global Investments Fund Pty Ltd.
Common             341 Queen Street
Stock              Melbourne 3000, Australia                       1,000,000         1.0%

                   Peter Hayes
Common             Lonsdale Street
Stock              Melbourne 3000, Australia                       1,000,000         1.0%

                   David Lockwood
Common             Bourke Street
Stock              Melbourne 3000, Australia                       1,000,000         1.0%

                   Charles Wantrup
Common             LaTrobe and Russell Street
Stock              Melbourne 3000, Australia                         250,000        0.25%

                   Lance A. Perry
                   9850 South Maryland Parkway
Common             No. 5-155
Stock              Las Vegas, NV 89123                             2,000,000         2.0%

Common             All Directors and Officers as a group
Stock              (six persons)                                  83,861,768        84.1%

1) Mr. May is the beneficial owner of the shares held by Global Investments Fund Pty Ltd Mr. May disclaims beneficial ownership of the shares held by International Investment Services, but may be deemed to be the beneficial owner under some circumstances.

     The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Changes  in  Control

     On December 3, 2002, the Company entered into the Acquisition Agreement which resulted in the issuance of a controlling interest of the Company and change in the Company's board of directors as previously described.

DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors  and  Executive  Officers

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name                         Age     Positions

Michael  Roux                 55     Chairman  of the Board of Directors.

Peter  Hayes                  53     Director

Charles  Wantrup              58     Director

Roger  May                    57     Director

David  Lockwood               42     Director

Lance  A.  Perry              40     Director

Biographical  Information:

     Michael Roux is a Director and Advisor with the Deutsche Bank AG. He is also a Board Member of a number of public and private sector Boards, including the Victorian Funds Management Corporation and myinternet Limited. He is Australia's only international ambassador for the World Economic Forum, the pre-eminent global business organization based in Geneva, Switzerland. He is Chairman of the Australian Davos Connection, a not-for-profit business organization established by the Australian Foundation Members and participants of the World Economic Forum committed to improving the state of the World. Michael previously held a number of senior management roles in academia, the private sector and government. These included Chairman of Vic Super Pty Ltd and the Victorian Superannuation Board, as well as Executive Director of the Victorian Government's Office of State Owned Enterprises, Deputy Secretary of the Department of Treasury and Chief Executive of the Victorian Government Office of Trade and Investment. He was also Chairman and Managing Director of the Accident Compensation Commission; Chairman and Chief Executive Officer of the Transport Accident Commission and Chairman and Managing Director of the Road Traffic Authority. He was previously Executive Chairman of the Motor Accident Board and Director-General of the Victorian Department of Employment and Training, Executive Chairman of the Government Housing Employee Authority and a member of the Public Service Board.

     Peter Hayes is one of her Majesty's Counsel. He went to the bar in 1973 and was appointed as a barrister in 1988. In his 30 years in practice in Victoria and throughout Australia Peter has had a wide and varied practice, principally in areas of commercial law. He has appeared as counsel in a number of major trials in the commercial list of the Victorian Supreme Court and in other courts around Victoria and Australia. He has appeared extensively in all jurisdictions in Australia including the High Court and the Court of Appeal and the Full Federal Court.

     Charles Wantrup has been practicing exclusively as a commercial solicitor for over 25 years and is also a member of the New South Wales Bar. He has extensive experience in funding and financing, taxation law and practice, intellectual property law, industrial relations, international trade and investment and in corporations law, capital raising and mergers and acquisitions. He has pioneering experience in the establishment and structuring of high technology companies, mining joint ventures and venture capital funds. Mr. Wantrup was general counsel to the Computer Power Group, at the time the largest Australian owned computer company. He worked with Computer Power to establish CP Ventures Ltd as a licensed Management & Investment Company, which was listed on ASX and which, through a series of takeovers became the largest venture capital fund of its day. Mr. Wantrup is or has been counsel to eight other publicly listed companies in the mining and high tech industries. He remains a director of Strata Resources NL, a non-listed public company, and is a director of Online e-Media Limited. Mr. Wantrup is also an associate of International Counsel S.A., an international legal and advisory firm, an associate of WKF Bankers, a private banking firm, and the founding partner of Wantrup & Associates, an Australian commercial law firm.

     Roger May. Moving from Australia to the United States in the 1980s, Roger has more than 27 years of high-level business experience in the field of telecommunications marketing and the implementation of national and international distribution networks. He has been engaged in the capital raising for many high-tech ventures, especially those requiring start-up expertise and the implementation and establishment of broad based marketing and distribution. In 1997 he was appointed Chief Executive Officer of a NASDAQ administered over-the-counter bulletin board public company, which he merged with Advanced Communications Technologies Inc in 1999 using extensive knowledge of the communications industry's needs, markets and evolving technologies in the US, EEC and Australia. He is the founder of SDR Communications Technologies and the Spectrucell project.

     David Lockwood was educated in Melbourne and has spent his working career dealing with local and Australian businesses. In 1981 he joined Touche Ross & Co. After training with Touche Ross & Co (now KPMG through its antecedent firms), and two overseas work transfer assignments covering two and a half years to the United Kingdom, David moved his family to Adelaide to join State Bank of South Australia in 1990. There he was responsible for many successful large Australian and International workouts of financially distressed businesses, including some leading public and private Australian companies. He was responsible for decisions as to debt levels (tier one and mezzanine), raising equity and dealing with syndicated loans and join venture agreements. In 1993 he joined the antecedent firm of Sims Lockwood & Partners and opened the Melbourne office, expanding its operations to a five partner practice with 60 staff. David was also responsible for setting up interstate affiliated offices in two Australian states.

     Lance Perry has over 20 years of high-level business experience in the field of software development and technology. From the mid-1980s until 1994, Lance had served in executive, sales and administrative roles with Editors Choice Software, Emergency Networks and Standard Computer. From 1994 until 1998, Lance founded and served as CEO of The Synet Corporation, a business and technology-consulting firm that specialized in E-commerce, content aggregation and technical development. Mr. Perry was the original founder and is the CEO of NetSalon Corporation the Company's subsidiary, and he formed its core vision, distribution channel partnerships, launched its product and services strategy, managed the technical team and negotiated high level deals with Microsoft and NBCi. Mr. Perry has served as President, Chief Executive Officer and a director of The NetSalon Corporation since April 1, 2002, a NASDAQ administered over-the-counter bulletin board public company, which he further developed in 2003, along with his fellow board members, to form Military Communications Technologies, Inc.

Certain  Relationships  and  Related  Transactions

     On December 3, 2002, the Company entered into an Acquisition Agreement with GIF which results in a restructuring of the Companys management, Board of Directors, and ownership. In accordance with the Agreement, NetSalon agreed to issue 88,060,768 shares of its common stock (the Shares) to GIF or its assignees. Subsequent to the issuance, the Shares represent 88% of NetSalons outstanding common stock.

     The officers and directors of the Company may be engaged in other businesses, either individually or through partnerships and corporations in which they have ownership interests, hold offices or serve on Boards of Directors.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and the Company's shareholders as fiduciaries.

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934

Based solely on a review of Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year and certain written representations, no persons who were either a Director, Officer or beneficial owner of more than 10% of the Company's Common Stock, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

Executive  Compensation

The following table sets forth information regarding executive compensation for the Company's officers who received compensation in excess of $100,000 for the fiscal years ended June 30, 2002 and 2001. No amounts were paid to any executive officer during the fiscal year ended June 30, 2000.

                            SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                               ------------------------------------    ----------------------------------------
                                                                                  AWARDS                PAYOUTS
                                                                       ----------------------------     -------
                                                                                       SECURITIES
                                                           OTHER       RESTRICTED      UNDERLYING                      ALL OTHER
                                                          ANNUAL          STOCK         OPTIONS/         LTIP           COMPEN-
NAME/TITLE                     SALARY       BONUS          COMP.         AWARDS           SARS          PAYOUTS         SATION
YEAR                            $            $               $              $             #(1)             $               $
----------------               --------     ---------     ---------    ----------    --------------     -------       -----------
 Lance A. Perry
      President
           2002                $45,000 (1)    -0-           -0-            -0-            -0-              -0-               -0-

 Mark S. Manuel
      CEO
           2002               $120,000 (2)    -0-           -0-            -0-            -0-              -0-               -0-
           2001               $180,000 (3)    -0-           -0-            -0-            -0-              -0-               -0-

 Robert Proctor
      Former COO
           2002               $150,000 (4)    -0-           -0-            -0-            -0-              -0-               -0-

(1) All $45,000 of this salary was deferred. The Company loaned Mr. Perry $24,213 during the year ended June 30, 2002.
(2)  All  $120,000  was  deferred  and  then waived by Mr. Manuel as of June 30,
2003.
(3) $62,000 of this salary was deferred and then waived by Mr. Manuel as of June 30, 2002
(4) $75,000 of this salary was deferred. The Company loaned Mr. Proctor $20,236 during the year ended June 30, 2002.


Executive  Officers  and  Directors

     A director who is an employee does not currently receive any compensation as a director. There is currently no plan in place for compensation of persons who are directors who are not employees of the Company.
     By  order  of  the  Board  of  Directors

                                        /s/  Roger  May
                                        Executive  Director